REX American Resources Corporation

2875 Needmore Road, Dayton, Ohio 45414

Douglas L. Bruggeman Vice President-Finance, Chief Financial Officer and Treasurer	(937)-276-3931

October 11, 2012

VIA EDGAR CORRESPONDENCE

Rufus Decker

Accounting Branch Chief

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC  20549

RE:	REX American Resources Corporation

Form 10-K for the Fiscal Year Ended January 31, 2012, filed April 9, 2012

Definitive Proxy Statement on Schedule 14A, filed May 1, 2012

Form 10-Q for the Period Ended July 31, 2012, filed September 5, 2012

File No. 1-9097

Dear Mr. Decker:

This letter acknowledges our receipt of your comment letter dated October 4, 2012, and confirms our discussion with Mr. Greene regarding an extension.  As agreed, REX will respond to your comment letter no later than November 2, 2012.

Sincerely,
/s/ Douglas L. Bruggeman Vice President-Finance, Chief Financial Officer and Treasurer